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                      May 15, 2024

       Jos   Augusto Gon  alves de Ara  jo Teixeira
       Chief Executive Officer
       Patria Latin American Opportunity Acquisition Corp.
       60 Nexus Way, 4th Floor
       Camana Bay, PO Box 757
       Grand Cayman, KY1-9006

                                                        Re: Patria Latin
American Opportunity Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed May 6, 2024
                                                            File No. 001-41321

       Dear Jos   Augusto Gon  alves de Ara  jo Teixeira:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction
       cc:                                              Manuel Garciadiaz